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                                                                      EXHIBIT 23









            Consent of Independent Registered Public Accounting Firm

The Board of Directors
First Acceptance Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-102210, 333-115601 and 333-121551) on Form S-8 of First Acceptance
Corporation (the Company) of our reports dated September 9, 2005, with respect to the consolidated balance sheets of the Company as of June 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2005, management's assessment of the effectiveness of internal control over financial reporting as of June 30, 2005, and the effectiveness of internal control over financial reporting as of June 30, 2005, which reports appear in the June 30, 2005, annual report on Form 10-K of the Company.

/s/ KPMG LLP


Dallas, Texas
September 13, 2005